SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.)

Mercury Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

589378108
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2023
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

_____________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589378108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,655,249 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,655,249 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,655,249 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 589378108	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $0.01 per share, of Mercury Systems, Inc., a Massachusetts corporation (the “Issuer”). The principal executive office of the Issuer is located at 50 Minuteman Road, Andover, Massachusetts 01810.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (“JANA” or the “Reporting Person”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein (the “Principal”).

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of JANA and the Principal is investing for accounts under their management.

(d) None of the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 4,655,249 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $169 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

CUSIP No. 589378108	SCHEDULE 13D	Page 4 of 7 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity.

On July 6, 2023, JANA entered into a voting agreement with the Issuer (the “Voting Agreement”), pursuant to which Scott Ostfeld, a Managing Partner of JANA (“Mr. Ostfeld”), was appointed to the board of directors (the “Board”) of the Issuer and the Reporting Person agreed to certain voting commitments. The foregoing description of the Voting Agreement does not purport to be complete and is qualified by the full text of the Voting Agreement, which is included as Exhibit B to this Schedule 13D and is incorporated by reference herein.

The Reporting Person may also take other steps to increase stockholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Person may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, stockholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its stockholder rights including the right to propose new directors for the Board.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 58,190,096 Shares outstanding as of April 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed with the SEC on May 9, 2023.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 4,655,249 Shares, representing approximately 8.0% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive power over the 4,655,249 Shares, which power is exercised by the Principal.

CUSIP No. 589378108	SCHEDULE 13D	Page 5 of 7 Pages

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty (60) days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On July 6, 2023, JANA entered into the Voting Agreement. A copy of such agreement is included as Exhibit B to this Schedule 13D and is incorporated by reference herein.

Except as otherwise described in this Schedule 13D there are, no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares of the Issuer During the Past Sixty (60) Days.

Exhibit B:	Voting Agreement, dated July 6, 2023 (incorporated by reference to the Issuer's Form 8-K, to be filed on July 6, 2023).

CUSIP No. 589378108	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2023

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

CUSIP No. 589378108	SCHEDULE 13D	Page 7 of 7 Pages

EXHIBIT A

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
5/12/2023	(180,065)	41.15	41.14 – 41.46
5/15/2023	(69,935)	41.56	41.5 – 41.59
6/23/2023	97,000	34.99	34.99 – 35.03
6/26/2023	2,000,412	31.30	30.99 – 31.95
6/26/2023	311,114	32.15	32.06 – 32.25
6/27/2023	276,807	32.54	32.17 – 32.65
6/28/2023	157,400	32.75	32.74 – 32.91
6/29/2023	115,000	33.38	33.22 – 33.68
6/30/2023	85,500	34.49
7/3/2023	85,408	34.88	34.84 – 34.88
7/5/2023	175,200	35.15	34.93 – 35.28